1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com __________________________

May 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Yoon Choo

Re:	Angel Oak Strategic Credit Fund (File Nos. 333-220480 and 811-23289)

Dear Ms. Choo:

This letter responds to comments you conveyed to us via telephone on May 11, 2020, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Post-Effective Amendment No. 15 to the Angel Oak Strategic Credit Fund’s (the “Fund’s”) registration statement on Form N-2 (the “Registration Statement”), which was filed on March 31, 2020.  Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

PROSPECTUS

Cover page

1.
Comment: The Fund’s Principal Investment Strategies state that “[u]nder normal circumstances, the Fund expects to concentrate its investments (i.e., invest 25% or more of its total assets (measured at the time of investment)) in RMBS (agency and non-agency) and CMBS.” Please revise this disclosure to reflect the fact that the Fund has adopted a fundamental investment policy to invest at least 25% of its assets in such instruments and therefore does not have discretion to invest less than 25% of its assets in these instruments (e.g., remove “expect” and “under normal circumstances”).

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

2.	Comment: Please consider making the Rule 30e-3 disclosure on the cover page more prominent.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Summary of Terms (pages 1-13)

3.
Comment: The Staff notes that throughout the registration statement the Fund reserves the right to employ leverage. The Staff further notes that the Fund’s management fee is calculated based on net assets, which would not include assets attributable to leverage. Please confirm supplementally that the Fund will not employ leverage or that the Fund’s investment adviser will not be paid on Fund assets attributable to leverage until such time as shareholders have approved an amendment to the investment management agreement. If the Fund will not employ leverage until the advisory agreement is amended, please revise the disclosure accordingly.

Response: The Fund confirms that, because the Management Fee is calculated based on the Fund’s average daily net assets, any leverage employed by the Fund will be offset by a corresponding liability in the calculation of the Management Fee.  Accordingly, to the extent the Fund employs leverage, the Adviser will not be paid on Fund assets attributable to assets.  The Fund has no intention of changing the terms of the Management Fee at this time and acknowledges that an amendment to the Investment Advisory Agreement to make the Management Fee be based on managed assets as opposed to net assets would be subject to shareholder approval.

4.	Comment: Please consider moving the second paragraph in the sub-section titled “Management Fee” elsewhere.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

5.
Comment: The second sentence under the Dividend Reinvestment Plan subsection says “a shareholder may elect to have: (1) dividends and/or capital gain distributions paid in cash; or (2) the full amount of any dividends and capital gain distributions paid in cash.”  Please revise the disclosure to clarify how these two options are different.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

6.
Comment: Please consider adding disclosure in the Share Repurchase Program sub-section regarding the Fund’s ability to fulfill repurchase requests on a proration basis or repurchase an additional 2% of shares in the event of an oversubscribed repurchase offer.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

7.
Comment: The disclosure indicates that the Fund’s distributions may include return of capital.  Please confirm that the Fund will comply with the notification obligations pursuant to Section 19(a) of and Rule 19a-1 under the 1940 Act.  Additionally, please include disclosure in the prospectus relating to Rule 19a-1 notices regarding return of capital.

Response: The Fund confirms that it will comply with the notification obligations pursuant to Section 19(a) of and Rule 19a-1 under the 1940 Act.  Additionally, the Fund has revised the “Distributions” section of the prospectus to include disclosure relating to Rule 19a-1 notices regarding return of capital.

8.	Comment: In the Residential Loans and Mortgages Risk tile please add disclosure regarding subprime loan risk, if material.

Response: The Fund has reviewed its risk disclosure and respectfully believes that the existing disclosure adequately addresses the risks associated with subprime loans. In describing the various risks involved with residential loans and mortgages, the Residential Loans and Mortgages Risk tile notes that, “[t]hese risks are greater for subprime residential and mortgage loans.”  In addition, the disclosure in “Portfolio Composition—Residential Mortgage-Backed Securities” discloses that the Fund “may purchase, without limitation, RMBS that may be senior, subordinate, interest-only, principal-only, investment-grade, non-investment grade, unrated or in default.”

9.	Comment: Please revise the Interest Rate Risk tile to include disclosure regarding the current historically low interest rate environment.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

10.	Comment: Please consider adding a prepayment risk tile in the Summary of Terms section given the current low interest rate environment.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

11.
Comment: If the Fund does not currently have a subsidiary and does not currently intend to invest through a subsidiary, please consider deleting the Subsidiary Risk tile from the Summary of Terms section.

Response: The Fund does not currently intend to invest through a subsidiary. Accordingly, the Fund has deleted the Subsidiary Risk tile from the Summary of Terms section.

Summary of Fees and Expenses (page 14)

12.	Comment: Please revise the disclosure preceding the expense example to disclose whether the example assumes that the fee waiver will remain in place for the period covered.

Response: The Fund has revised the disclosure to state that the expense example reflects the Expense Limit for the first year only.

Investment Objective and Strategies (pages 16-20)

13.
Comment: Per Item 8(2)(c) of Form N-2, please add disclosure that the Fund’s concentration in investments in residential mortgage-backed securities and commercial mortgage-backed securities cannot be changed without a shareholder vote.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Types of Investments and Related Risks (pages 21-40)

14.	Comment: Please confirm supplementally that all risks listed in the subsection “Principal Risks of Investing in the Fund” are principal risks of the Fund.

Response: The Fund confirms that all of the risks listed in the subsection “Principal Risks of Investing in the Fund” are principal risks of the Fund.

15.
Comment: Please move the following risk disclosure, found in the Non-Listed Closed-End Interval Fund; Liquidity Risks tile, into a separate risk tile in this section. Additionally, please add this risk tile in the Summary of Terms Section:

In addition, because the Fund’s non-fundamental policies (including its policy to invest under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in credit-related instruments) may be changed by a vote of the Board without the approval of shareholders, in the event of such a change, you may hold an investment with a strategy you did not anticipate, with limited means by which to dispose of your investment in a timely manner.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

16.	Comment: The Staff notes that the prospectus contains COVID-19 risk disclosure in the General Market Risk tile. Please consider adding COVID-19 risk disclosure in the Summary of Terms as well.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

17.
Comment: New Fund Risk is listed as a principal risk in the Summary of Terms section, but it is classified as an additional risk in the Types of Investments and Related Risks section. Please reconcile.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Management of the Fund (pages 41-42)

18.
Comment: Per Item 9(1)(c) of Form N-2, please add a statement that the SAI provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers, and the Portfolio Managers’ ownership of securities in the Registrant.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Outstanding Securities (pages 53-54)

19.
Comment: The disclosure under Amendment of Declaration of Trust and By-Laws states that the Board may amend the Declaration of Trust without a shareholder vote. Please revise this disclosure to reflect the fact that Article VIII, Section 5 of the Declaration of Trust provides shareholders the right to vote on amendments to the Declaration of Trust under certain circumstances.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Choosing a Share Class (page 64)

20.	Comment: Please disclose in this section that Class U shares are expected to convert to Class A shares on October 31, 2021, and that the Fund intends to cease offering Class U shares on May 31, 2021.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Sales Charges – Class U Shares (pages 66-67)

21.	Comment: The third paragraph in the sub-section titled Additional Payments to Dealers states:

Certain selling or shareholder servicing agents receive these Additional Payments to supplement amounts payable by the Fund under its distribution plan pursuant to Rule 12b-1 under the 1940 Act (described in the Statement of Additional Information). In exchange, these agents provide services including, but not limited to, establishing and maintaining accounts and records; answering inquiries regarding purchases, exchanges and redemptions; processing and verifying purchase, redemption and exchange transactions; furnishing account statements and confirmations of transactions; processing and mailing monthly statements, prospectuses, shareholder reports and other SEC-required communications; and providing the types of services that might typically be provided by the Transfer Agent (e.g., the maintenance of omnibus or omnibus-like accounts, the use of the National Securities Clearing Corporation for the transmission of transaction information and the transmission of shareholder mailings) or other service providers.

Please confirm supplementally whether the Fund pays sub-transfer agency fees outside of its 12b-1 plan. If so, please revise the disclosure accordingly.

Response: The Fund confirms that it does not pay sub-transfer agency fees outside of the Plan. The Fund notes that “Additional Payments,” as that term is used in the prospectus, refers to payments made by the Adviser or its affiliates out of their own resources and do not include assets of the Fund.

How to Buy Shares (pages 68-69)

22.	Comment: Please revise the heading “Conversion Privilege” to reflect that the conversion to Class A shares is automatic because the current heading suggests that conversion is discretionary.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Distributions (page 69-70)

23.	Comment: The first paragraph in the section titled Distributions states the following:

The Fund intends to distribute to its shareholders as dividends all or substantially all of its net investment income and any realized net capital gains. Distributions from the Fund’s net investment income are accrued daily and typically paid monthly. The dividend rate may be modified by the Board from time to time.

Other disclosure in the prospectus suggests that the Fund has a target dividend rate.

If the Fund has a managed distribution plan or target dividend rate, please disclose it in the prospectus. If the Fund does not have a managed distribution plan or target distribution rate, please explain why the policy stated in the first sentence of this section would result in significant return of capital, cause the fund to sell securities at a time it would not otherwise do so to manage the distribution of income and gain, cause the Fund’s ordinary distributions to exceed the Fund’s earnings, or cause the Fund to pay distributions from offering proceeds.

Response: The Fund confirms that it does not have a managed distribution plan or a target dividend rate.  The Fund has deleted the sentence in the above-referenced disclosure regarding modifications to the dividend rate. The Fund has reviewed its disclosure relating to distributions and believes that it is appropriate to continue to disclose the risks associated with any potential return of capital to investors.

24.
Comment: Per Item 10(1)(e) of Form N-2, please disclose a shareholder’s rights upon termination of the Dividend Reinvestment Plan and whether a front-end sales charge is imposed on shares issued under the plan.

In addition, consider replacing “noted” in the following sentence with “requested by a shareholder.”

Dividends and capital gains distributions are automatically reinvested, unless otherwise noted.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

25.
Comment: The disclosure regarding the Dividend Reinvestment Plan states that “[s]hares may be distributed in lieu of cash.”  Please clarify whether the form of distribution is at the discretion of the Fund.  If it is at the discretion of the Fund, please disclose the circumstances under which the Fund may distribute shares instead of cash.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Investment Adviser (page 24)

26.	Comment: Please disclose the advisory fees paid by the Fund during the last three fiscal years, per Item 20(1)(c) of Form N-2.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

Commissions Paid (page 28)

27.	Comment: Please disclose the amount of brokerage commissions paid by the Fund during the last three fiscal years, per Item 22(1) of Form N-2.

Response: The Fund has revised the disclosure in a manner consistent with the Staff’s comment.

PART C

Exhibits (pages 1-2)

28.	Comment: Per the FAST Act, please include hyperlinks for each exhibit identified in the exhibit index or incorporated by reference.

Response: The Fund will revise the registration statement to include hyperlinks for each exhibit identified in the exhibit index or incorporated by reference.

29.	Comment: Please file executed copies of exhibits (g)(1) and (h)(1). Also, please file the executed Expense Limitation Agreement as an exhibit.

Response: The Fund hereby undertakes to file the requested exhibits in connection with the filing of its next Post-Effective Amendment, which is expected to occur on or about May 31, 2020.

*      *      *

Should you have any questions or comments, please contact me at 202.261.3392.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian